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                                                                    Exhibit 21.1

       Subsidiary
       ----------

Agency.Com Ltd., a company incorporated in England and Wales under the Companies Act 1985 as a limited company.

Agency.Com, Amsterdamn B.V., a company incorporated under the laws of the Kingdom of the Netherlands as a limited liability company (formerly Twinspark Interactive People B.V.).

Agency Interactive Management Inc., a corporation organized under the laws of the Commonwealth of Massachusetts.

ITI Acquisition Inc. (to be known as Interactive Traffic Inc.), a corporation organized under the laws of the State of Delaware.

AGENCY.COM Paris SA, a company established under French law.

Visionik A/S, a company incorporated under the laws of the state of Denmark as a limited liability company.